 September 7, 2017

VIA EDGAR AND EMAIL

Kevin J. Kuhar, Accounting Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 3030

100 F Street, NE

Washington, D.C. 20549

Re:	Neonode Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 15, 2017
Form 10-Q for the Quarterly Period Ended June 30, 2017 Filed August 9, 2017
File No. 001-35526

Dear Mr. Kuhar:

Neonode Inc. (the “Company”) provides the following response to the comments contained in the letter of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission dated August 23, 2017, relating to the above-referenced filings.

To facilitate review, the Company has repeated in italics the text of each of the Staff’s comments below and followed each comment with the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2016

Item 1. Business, page 4

1.	In your future filings, disclose the duration and effect of your patents and any material licensing agreements.

RESPONSE: In the Business section of future filings, the Company will provide additional disclosure regarding the material duration and effect of its patents and material licensing agreements.

Kevin J. Kuhar, Accounting Branch Chief

Securities and Exchange Commission

September 7, 2017

Item 8. Financial Statements and Supplementary Data

Note 11. Segment Information, page 67

2.	In future filings please disclose the basis for attributing revenues from external customers to individual countries and the geographic information for long-lived assets. Refer to ASC 280-10-50-41.

RESPONSE: The Company reports revenues from external customers based on the country where the customer is located. In the Notes to its financial statements in future filings, the Company will further clarify to the extent material the basis for attributing revenues from external customers to individual countries and the geographic information for long-lived assets.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Liquidity and Capital Resources, page 30

3.	We note your disclosure that “management anticipates that it can continue operations for at least the next twelve months.” Please ensure that your future annual reports on Form 10-K contain similar disclosure as to whether you have sufficient liquidity to meet your short-term operating requirements.

RESPONSE: In future annual reports on Form 10-K, the Company will provide additional disclosure about whether it has sufficient liquidity to meet short-term operating requirements.

4.	We also note your disclosure that you “currently have the ability to raise capital pursuant to an effective shelf registration statement” and that in the future, if your operations do not become cash flow positive, you may seek equity investments. Given the disclosure regarding your August 2017 private placement, it appears that upon consummation of that offering you would not have any remaining unreserved authorized shares of common stock available for future issuances. Please revise your future filings as appropriate to discuss your liquidity sources and requirements on a short- and long-term basis; specifically addressing your anticipated sources of capital necessary to achieve your business plan. If your primary anticipated liquidity source is through equity sales, please address any factors that could affect the amount of cash you could raise.

RESPONSE: In future filings, the Company will provide disclosure about its material liquidity sources and requirements consistent with the Staff’s comment. Please note that at the Company’s annual meeting to be held on October 3, 2017, stockholders will be asked to approve an increase in the Company’s authorized shares of common stock which would be available for future issuances.

* * *

Kevin J. Kuhar, Accounting Branch Chief

Securities and Exchange Commission

September 7, 2017

If you have any questions regarding the Company’s responses, you may contact me at +46 702 59 57 89 or the Company’s legal counsel, David Mittelman of Reed Smith LLP at (415) 659-5943.

Very truly yours,

/s/ Lars Lindqvist
Lars Lindqvist
Chief Financial Officer,
Vice President, Finance,
Treasurer and Secretary

cc:	Dennis Hult, Securities and Exchange Commission

David Mittelman, Reed Smith LLP